

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2015

Michael R. Cote, President
SecureWorks Holding Corporation
One Concourse Parkway NE, Suite 500
Atlanta, Georgia 30328

> **Re:** **SecureWorks Holding Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted July 28, 2015**
> **CIK No. 0001468666**

Dear Mr. Cote:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Where we refer to prior comments, we are referring to our letter dated July 6, 2015.

Risk Factors

"If we are not able to maintain and enhance our brand …," page 22

1.   We note your response to prior comment 6 where you state that you "will have only limited rights to continue marketing [your] services under the Dell name and brand after this offering." Please further revise your disclosure here and in Business to elaborate on the nature of the "limited rights" you will have in this regard; in particular, please state with more specificity whether you will retain the right to market yourself under your existing trade name, and to the extent you retain this right, your intentions in this regard.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

First quarter of Fiscal 2016 compared to first quarter of Fiscal 2015

Revenue, page 61

2.   You disclose that revenue on a GAAP basis for fiscal 2016 and fiscal 2015 includes the impact of purchase accounting adjustments related to deferred revenue for Dell's going-private transaction. However, your discussion and analysis regarding non-GAAP revenues goes on to explain the underlying reasons for the fluctuation in non-GAAP revenues. This presentation appears to place greater emphasis on non-GAAP revenues. Please revise your discussion here and throughout your MD&A to discuss your GAAP results with equal or greater prominence than the respective non-GAAP measure. Please refer to Item 10(e)(1) of Regulation S-K.

Business

Delivery Options for Managed Security Services, page 90

3.   In your response to prior comment 8, you indicate that you are not currently aware of material trends relating to the various delivery options for your subscription service offerings, and you state that disclosing quantitative information related specifically to delivery options will not enhance investors' understanding of the company's business and results of operations. Nonetheless, it appears that your current descriptions of delivery options in Business would be enhanced by explaining, in quantitative or qualitative terms, the impact that delivery selection has on your revenues and operations. Please revise to provide additional information in this regard, or advise.

4.   Please also revise to disclose that clients can have multiple types of service delivery options and often migrate between a managed, co-managed or monitored solution in response to changing circumstances, as you state in your response to prior comment 8.

SecureWorks Corp. 2015 Long-Term Incentive Plan, page 111.

5.   We note your response to prior comment 4. It appears you should revise your description of the SecureWorks Corp. 2015 Long-Term Incentive Plan to reflect the change in the name of the registrant. Please revise or advise.

Combined Financial Statements

Notes to Combined Financial Statements

Note 2 - Significant Accounting Policies

Revenue Recognition, page F-12

6.   We note your response to prior comment 24 that installation fees are non-refundable and do not have stand-alone value to the client. Please tell us what consideration was given to the guidance in footnote 39 of SAB Topic 13.A.3.f in determining to recognize the revenues for installation fees over the life of the related agreement rather than the life of the customer relationship. Please tell us the amount of revenues for installation fees recognized during the periods presented and tell us the average length of time for customer relationships. You note that installation services are sold only in conjunction with subscription services, which apparently suggests that the installation fees do not have stand-alone value. Please explain further why you believe that since you sell the services separately they do not meet the separate unit of accounting condition of ASC 605-25-25-5a for stand-alone value.

Note 5 - Commitments and Contingencies, page F-18

7.   In your response to prior comment 28 you indicate that the disclosed unresolved matter is the company's only pending proceeding. On page F-36 you disclose that the allocations from Dell for the first three months of fiscal 2016 include $1.2 million related to legal proceedings. Please describe for us the basis for this allocation, including the legal proceeding to which it relates, and tell us whether there are any other pending matters with Dell for which the company may have a loss exposure.

Condensed Combined Financial Statements

Notes to Combined Financial Statements

Note 6 – Subsequent Events, page F-38

8.   We note your disclosure that upon closing of the initial public offering, the convertible notes will automatically convert into Class A common stock shares at a conversion price per share equal to 80% of the initial public offering price per share. Please tell us your consideration as to the existence of a beneficial conversion feature for these notes that could be considered a deemed dividend. Refer to paragraphs 25-4 to 25-6 of ASC 470-20-25 and to SAB Topic 1.B.3.

Michael R. Cote
SecureWorks Holding Corporation
August 10, 2015
Page 4

       You may contact Joyce Sweeney, Senior Accountant, at (202) 551-3449, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, or me at (202) 551-3483 with any other questions.

                  Sincerely,

                  /s/ Katherine Wray

                  Katherine Wray
                  Attorney-Advisor
                  Office of Information Technologies
                  and Services

cc: Richard J. Parrino Esq.
     Hogan Lovells US LLP